Exhibit 21.1
List of 100% Owned Subsidiaries as of December 31, 2022

Name of Subsidiary	Country of Incorporation
Energy Vault, Inc.	United States (Delaware)
Calistoga Resiliency Center, LLC	United States (Delaware)
Energy Vault SA	Switzerland
Energy Vault Pty Ltd	Australia